SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ecology and Environment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

278878103

(CUSIP Number)

Philippe Fortier

Chief Legal Officer and Corporate Secretary

WSP Global Inc.

1600 René-Lévesque Blvd West, 10th Floor

Montreal, Quebec

H3H 1P9, Canada

+1 (514) 340-0046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Michael J. Silver

G. Allen Hicks

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

August 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878103	SCHEDULE 13D	PAGE 2 OF 9 PAGES

1	Names of reporting persons WSP Global Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:		7	Sole voting power -0-
		8	Shared voting power 1,368,622 1/
		9	Sole dispositive power -0-
		10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,368,622
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 34.6% 2/
14	Type of reporting person (see instructions)
CO

1/

Beneficial ownership of 34.6% of outstanding Class A Common Stock (as defined below) of the Issuer (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Class A Common Stock for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose. Consists of (i) 540,187 shares of Class A Common Stock beneficially owned by the stockholders of the Issuer that are parties to the Voting Agreements entered into as of August 28, 2019, which includes 10,367 restricted shares of Class A Common Stock, and (ii) 828,435 shares of Class B Common Stock (as defined below) beneficially owned by the stockholders of the Issuer that are parties to the Voting Agreements entered into as of August 28, 2019, which are convertible into an equal number of shares of Class A Common Stock. Assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

CUSIP No. 278878103	SCHEDULE 13D	PAGE 3 OF 9 PAGES

2/

Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock. Because each share of Class B Common Stock generally is entitled to one vote per share and each share of Class A Common Stock is entitled to one-tenth of a vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 58.3% of the combined voting power of the Class A Common Stock and Class B Common Stock. Such beneficial ownership calculations are based on 3,128,823 shares of Class A Common Stock and 1,200,735 shares of Class B Common Stock outstanding as of August 26, 2019, as represented by the Issuer in the Merger Agreement (as defined below). The affirmative vote of holders of two-thirds of the shares of the Issuer’s Class A Common Stock and Class B Common Stock, voting as a single class, is required to adopt the Merger Agreement and approve the Merger (as defined below), as represented by the Issuer in the Merger Agreement.

CUSIP No. 278878103	SCHEDULE 13D	PAGE 4 OF 9 PAGES

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Ecology and Environment Inc., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 368 Pleasant View Drive, Lancaster, New York 14086.

Item 2.	Identity and Background.

(a) – (c)  WSP Global Inc., a Canadian corporation (the “Reporting Person”) is filing this Schedule 13D. The address of the principal office of the Reporting Person is 1600 René-Lévesque Blvd West, 11th Floor, Montreal, Quebec, H3H 1P9 Canada. The Reporting Person provides engineering and design services to clients in the Transportation & Infrastructure, Property & Buildings, Environment, Power & Energy, Resources and Industry sectors, as well as offering strategic advisory services. The Reporting Person’s experts include engineers, advisors, technicians, scientists, architects, planners, surveyors and environmental specialists, as well as other design, program and construction management professionals.

The name, business address, and present principal occupation or employment of each director and executive officer of the Reporting Person, in each case as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

(d) – (e)  During the past five years, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each director and executive officer of the Reporting Person is set forth in Schedule A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, concurrently with the execution and delivery of the Merger Agreement, Marshall A. Heinberg, Michael C. Gross, Michael El-Hillow, the Gerhard J. Neumaier Testamentary Trust, Frank B. Silvestro, Ronald L. Frank, Gerald A. Strobel, Justin C. Jacobs and Mill Road Capital II, L.P. (the “Supporting Stockholders”) each entered into a voting and support agreement with the Reporting Person (collectively, the “Voting Agreements”) pursuant to which each such stockholder agreed, among other things, to vote all Class A Common Stock, Class B Common Stock and other subject securities beneficially owned or owned of record by the Supporting Stockholder (the “Voting Agreement Shares”) in favor of the Merger (as defined below) and the other transactions contemplated by the Merger Agreement and against any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. The Supporting Stockholders entered into the Voting Agreements as an inducement to the Reporting Person to enter into the Merger Agreement. Other than the consideration to be paid by the Reporting Person pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. See Item 4 below for a description of the Voting Agreements and the Merger Agreement, which description is incorporated herein by reference.

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Item 4.	Purpose of Transaction.

(a) – (b)

Merger Agreement

On August 28, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and Everest Acquisition Corp., a New York corporation and an indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”), for the acquisition of the Issuer by the Reporting Person. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Class A Common Stock and Class B common stock, $0.01 par value per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares (i) held by the Issuer (or held in the Issuer’s treasury), (ii) held by any wholly owned subsidiary of the Issuer, (iii) held by the Reporting Person, Merger Sub or any other wholly owned subsidiary of the Reporting Person or (iv) held by holders of Class B Common Stock who have made a proper demand for appraisal of the shares in accordance with Section 623 of the New York Business Corporation Law) but including shares that are, as of the Effective Time, unvested and subject to restrictions, will be converted into the right to receive $15.00 in cash (the “Per Share Merger Consideration”), without interest and subject to any required tax withholding. In addition, the Merger Agreement provides that record holders of Class A Common Stock and Class B Common Stock as of the close of business on the last business day prior to the Effective Time, including any shares that are then unvested and subject to restrictions, will receive a one-time special dividend from the Issuer of up to $0.50 in cash per share to be paid shortly after closing (the “Special Dividend”). The amount of the Special Dividend is subject to pro rata reduction if certain transaction expenses incurred by the Issuer in connection with the Merger exceed $3.05 million in the aggregate, as further described in the Merger Agreement.

At the Effective Time, each share of restricted stock that is unvested and on which restrictions have not yet lapsed immediately prior to the Effective Time shall (i) automatically become fully vested and all restrictions applicable thereto shall lapse and (ii) be converted into the right to receive (A) the Per Share Merger Consideration, less (B) any applicable withholding for taxes.

The Merger Agreement contains representations and warranties customary for transactions of this type. The Issuer has agreed to various customary covenants and agreements, including, among other things, covenants not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions, including a 30-day go-shop period and to allow the Issuer’s board of directors to exercise its fiduciary duties.

The consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the Merger at an Issuer’s stockholders meeting by the affirmative vote of the holders of two-thirds of the Class A Common Stock and Class B Common Stock outstanding on the record date for the stockholders meeting, voting as a single class (the “Issuer Stockholder Approval”), (ii) the absence of an order, injunction or law issued by a court or governmental authority of competent jurisdiction that makes the consummation of the Merger illegal, (iii) the absence of legal proceedings brought by a governmental authority of competent jurisdiction seeking to restrain or prohibit the Merger, (iv) the clearance of the Merger by the Committee on Foreign Investment in the United States (without the imposition of any Burdensome Condition (as defined in the Merger Agreement)) and (v) subject to certain materiality qualifications, the continued accuracy of the Issuer’s representations and warranties and continued compliance by the Issuer with covenants and obligations (to be performed at or prior to the closing of the Merger).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, the Supporting Stockholders entered into the Voting Agreements with respect to all Voting Agreement Shares. Pursuant to the Voting Agreements, the Supporting Stockholders have agreed, among other things, to: (i) vote their respective Voting Agreement Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement and any action in furtherance of the foregoing, (b) against any third-party acquisition proposals and (c) against any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (ii) comply with certain restrictions on the disposition of the Voting Agreement Shares, in each case subject to the terms and conditions contained in the Voting Agreements. Under each Voting Agreement, the applicable Supporting Stockholder has granted to the Reporting Person (and its designee) an irrevocable proxy to vote the Voting Agreement Shares as provided above.

CUSIP No. 278878103	SCHEDULE 13D	PAGE 6 OF 9 PAGES

The Voting Agreements, including the irrevocable proxy granted thereunder, will terminate upon the earliest of: (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, including in the event the Merger Agreement is terminated by the Issuer prior to receipt of the Issuer Stockholder Approval in order to enter into a definitive agreement with respect to a Superior Offer (as defined in the Merger Agreement); (ii) the date upon which the Merger becomes effective; (iii) the date upon which the Reporting Person and the applicable Supporting Stockholder agree to terminate the Voting Agreement in writing; and (iv) the date on which any Adverse Amendment (as defined in the Voting Agreements) becomes effective for which the prior written approval of such Supporting Stockholder was not obtained.

In addition, in the event the board of directors of the Issuer withdraws its recommendation in favor of the Merger, but the Issuer does not (or does not have the right to) terminate the Merger Agreement, the Voting Agreement Shares to which the Voting Agreement applies will automatically be adjusted so that the Voting Agreement will instead only apply to a portion of the Voting Agreement Shares as would have 70% of the aggregate voting power attributable to all of such Voting Agreement Shares.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is filed as Exhibit 10.1 and incorporated herein by reference.

(c)  Not applicable.

(d)  Pursuant to the terms of the Merger Agreement, the directors and officers of Merger Sub immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation immediately after the Effective Time, unless otherwise determined by the Reporting Person prior to the Effective Time.

(e)  Under the terms of the Merger Agreement, the Issuer may not, except (w) as may be required by applicable law, (x) with the prior written consent of the Reporting Person (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required by the Merger Agreement or (z) as set forth in the confidential disclosure schedules delivered by the Issuer to the Reporting Person in connection with the execution of the Merger Agreement, (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (except for the Special Dividend), or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities; or (ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any capital stock or other security; (B) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security.

(f)  If the Merger is consummated, the Issuer will become an indirect wholly owned subsidiary of the Reporting Person.

(g)  Pursuant to the terms of the Merger Agreement, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit C to the Merger Agreement and the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time.

(h) – (i)  Pursuant to the terms of the Merger Agreement, prior to the Effective Time, the Issuer shall cooperate with the Reporting Person and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law to enable the de-listing by the Surviving Corporation of the Class A Common Stock from the NASDAQ and the deregistration of the Class A Common Stock under the Act as promptly as practicable after the Effective Time.

(j)  Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto has any present plans or proposals which relate to, or may result in, any of the matters described in Item 4(a) – (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

CUSIP No. 278878103	SCHEDULE 13D	PAGE 7 OF 9 PAGES

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  Other than those shares that may be deemed to be beneficially owned by operation of the Voting Agreements, the Reporting Person does not beneficially own any shares of Class A Common Stock. As a result of entering into the Voting Agreements, the Reporting Person may be deemed to possess shared voting power to vote up to 1,368,622 shares of Class A Common Stock with respect to certain matters described in Item 4 above, and thus, the Reporting Person may be deemed to be the beneficial owner of up to 1,368,622 shares of Class A Common Stock, or approximately 34.6% of the outstanding Class A Common Stock (calculated in accordance with Rule 13d-3), which assumes the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into Class A Common Stock. Because each share of Class B Common Stock generally is entitled to one vote per share and each share of Class A Common Stock is entitled to one-tenth of a vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 58.3% of the combined voting power of the Class A Common Stock and Class B Common Stock. The foregoing beneficial ownership calculations are based on 3,128,823 shares of Class A Common Stock and 1,200,735 shares of Class B Common Stock outstanding as of August 26, 2019, as represented by the Issuer in the Merger Agreement. The Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the Voting Agreement Shares, except as otherwise expressly provided in the Voting Agreements and (ii) disclaims all beneficial ownership of such shares as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)–(b), neither the Reporting Person, and, to the knowledge of the Reporting Person, no person named in Schedule A, beneficially owns any shares of Class A Common Stock.

(c)  Except as described in this Schedule 13D, there have been no transactions in shares of Class A Common Stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any person named in Schedule A hereto, during the past sixty days.

(d)  To the knowledge of the Reporting Person, none of the Reporting Person or any person named in Schedule A has or knows any other person, other than the Supporting Stockholders, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 28, 2019, by and among WSP Global Inc., Everest Acquisition Corp. and Ecology and Environment Inc. (incorporated by reference to Exhibit 2.1 to Ecology and Environment Inc.’s Current Report on Form 8-K filed with the SEC on August 28, 2019)

10.1	Form of Voting and Support Agreement between WSP Global Inc. and each Supporting Stockholder (incorporated by reference to Exhibit 10.1 to Ecology and Environment Inc.’s Current Report on Form 8-K filed with the SEC on August 28, 2019)

CUSIP No. 278878103	SCHEDULE 13D	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2019

By:	/s/ Philippe Fortier
Name:	Philippe Fortier
Title:	Chief Legal Officer and Corporate Secretary

CUSIP No. 278878103	SCHEDULE 13D	PAGE 9 OF 9 PAGES

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF WSP GLOBAL INC.

The following table sets forth the name, present principal occupation or employment and citizenship of each of the executive officers and directors of WSP Global Inc. The business address of all executive officers and directors listed below is: c/o WSP Global Inc., 1600 René-Lévesque Blvd West, 11th Floor, Montreal, Quebec, H3H 1P9 Canada.

Name	Present Principal Occupation or Employment	Citizenship
Executive Officers

Alexandre L’Heureux	President and Chief Executive Officer, Director	Canadian

Bruno Roy	Chief Financial Officer	Canadian

Paul Dollin	Chief Operating Officer	British

Philippe Fortier	Chief Legal Officer and Corporate Secretary	Canadian

Directors

Christopher Cole	Chairman of the Board	British

Pierre Shoiry	Vice Chairman of the Board	Canadian

Louis-Philippe Carrière	Senior Advisor, Saputo Inc.	Canadian

Linda Galipeau	Professional Non-Executive Director	Canadian

Suzanne Rancourt	Professional Non-Executive Director	Canadian

Birgit Nørgaard	Professional Non-Executive Director	Danish

Paul Raymond	President and Chief Executive Officer of Alithya	Canadian/US (Dual Citizenship)